Exhibit 99.1

Obsidian Energy Announces 2024 Operations Update
and Commencement of 2025 Drilling Program

•
Estimated 2024 average production of approximately 37,450 boe/d exceeded the top end of our guidance range
•
Completion of 2024 capital program provided furthers delineation of Peace River acreage
•
Successful results from first wells drilled in new Peavine and Gift Lake areas in Peace River with the Peavine 8-13 Pad achieving an average 30-day initial production (“IP”) rate of
302 boe/d (100 percent oil) per well
•
Pembina results exceeded expectations with current production of over 1,100 boe/d from the two-well 12-19 Pad

CALGARY, January 14, 2025 - OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to provide an operational update on our second half 2024 development program with all wells rig released as scheduled. We expect our full year 2024 average production to be approximately 37,450 boe/d based on preliminary estimates (surpassing the top end of our 37,000 boe/d to 37,400 boe/d guidance range), representing an approximate 16 percent increase over 2023. For the fourth quarter of 2024, average production was approximately 40,000 boe/d (based on preliminary estimates).

“The first year of our three-year growth program provided strong results that, in aggregate, exceeded our initial expectations and set the foundation for accelerating our development activity in 2025,” said Stephen Loukas, Obsidian Energy’s President and CEO. “We are pleased with the results achieved during 2024. With a balanced focus of appraising and delineating our extensive heavy oil asset while continuing to provide stable production and returns from our light oil business, we were able to drive strong production and cash flow growth – which was further enhanced on a per share basis by our share buyback program. As we enter 2025, we are well-positioned to achieve 50,000 boe/d of production during 2026.”

The Company mobilized two additional drilling rigs late in 2024 to allow us to make a head start to our 2025 activities, and presently have six drilling rigs in operation. Given the recent fluctuation in oil and gas prices, foreign exchange prices, potential for trade tariffs, and the valuation of energy equities, we continue to assess the market conditions in aggregate and expect to announce our first half 2025 capital program and guidance on February 5, 2025.

2024 WELLS RIG RELEASED AND ON PRODUCTION

Obsidian Energy completed our fourth quarter 2024 drilling program with four rigs in operation – three drilling rigs in our Peace River area and one in our Willesden Green area. In 2024, a total of 66 (65.4 net) operated wells were rig released (including five oilsands exploration (“OSE”) wells) and 65 (64.3 net) operated wells were brought on production by the end of the year (including seven (7.0 net) wells from our 2023 program). The three (3.0 net) wells yet to be placed on production at year-end were brought onstream in the last few days. Obsidian Energy also participated in the rig release of 18 non-operated (6.3 net) wells in 2024, two (0.9 net) of which were water injection wells. The breakdown of operated wells that were rig released during 2024 is as follows:

	H1 Gross (Net) Wells	H2 Gross (Net) Wells	Total Gross (Net) Wells
Heavy Oil Assets
Peace River (Bluesky)	8 (8.0)	16 (16.0)	24 (24.0)
Peace River (Clearwater)	7 (7.0)	6 (6.0)	13 (13.0)
Light Oil Assets
Willesden Green (Cardium/Belly River)	8 (7.7)	1 (1.0)	9 (8.7)
Pembina (Cardium)	4 (3.7)	6 (6.0)	10 (9.7)
Viking	-	-	-
	27 (26.4)	29 (29.0)	56 (55.4)
EXPLORATION/APPRAISAL WELLS
Peace River (Clearwater)	2 (2.0)	3 (3.0)	5 (5.0)
Peace River (OSE)	5 (5.0)	-	5 (5.0)
	7 (7.0)	3 (3.0)	10 (10.0)

TOTAL OPERATED WELLS	34 (33.4)	32 (32.0)	66 (65.4)

(1)
Wells on production in 2024 include seven (7.0 net) wells rig released in 2023 that came on production in the first quarter of 2024. In total, 65 (64.3 net) wells were on production by the end of 2024. In addition, Obsidian Energy participated in a total of 18 non-operated (6.3 net) wells in 2024, two (0.9 net) of which were water injection wells.

Six (6.0 net) new wells were brought on production over the last two weeks of December 2024 and are in the process of clean up and/or optimization (four wells in the Bluesky formation and one in the Clearwater formation at Peace River, and one well targeting the Belly River formation at Willesden Green). In January, three (3.0 net) Bluesky wells from the 2024 program were placed on production and three existing, winter access Clearwater wells at Nampa and Gift Lake in Peace River were restarted. Our 2025 first half development program started in January with five rigs active in Peace River drilling in the Clearwater and Bluesky formations, and one rig in our Pembina (Cardium) asset.

HEAVY OIL ASSETS

Our Peace River program continued throughout the fourth quarter of 2024 with three rigs in operation and two more added at the start of this year. In 2024, we focused on execution of our strategic growth plan and appraising the potential of new development areas in both our Clearwater and Bluesky plays. We are pleased with our results to date, which include establishing several new development areas. Highlights of our fourth quarter 2024 program are outlined below by targeted formation and field.

Clearwater Formation

We completed our 2024 development and exploration/appraisal programs with all wells rig released and on production. Robust production rates at Dawson and the establishment of a new Clearwater development area at West Dawson produced numerous follow-up locations that we plan to start developing in 2025 along with exploration/appraisal activities at Nampa, Peavine and Gift Lake. The Company’s Clearwater production has grown substantially over the past two years through organic development and acquisitions from 99 boe/d in January 2023 to average over 4,500 boe/d in December 2024 (based on preliminary estimates).

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Dawson – Our Dawson Clearwater development field program continued to produce at higher rates than initially forecasted over the fourth quarter of 2024, allowing a faster pace of development than anticipated. The Company intends to continue developing this area in 2025 and has constructed additional pads for future drilling.
•
West Dawson – The two (2.0 net) exploration/appraisal wells at the Dawson 9-21 Pad in our recently discovered field exceeded production expectations with a gross average 30-day IP rate of 269 boe/d (100 percent oil) per well of a higher-quality oil (API gravity of approximately 16O). With over 25 follow-up locations (unbooked, internally generated) identified in proximity to the 9-21 Pad, we plan to further develop this new Clearwater field as we evaluate the potential western extension of the Clearwater formation trend at Dawson.
•
Peavine and Gift Lake – We are pleased with the initial results of the four wells drilled during the fourth quarter of 2024 to appraise these recently acquired properties in Peace River.
o
Peavine: The three well (3.0 net) Peavine 8-13 Pad located within the Peavine Metis Settlement area was rig released in 2024 and produced at a gross average IP 30-day rate of 302 boe/d (100 percent oil) per well. These wells extend our Dawson trend eastward into the Peavine settlement and will be followed up with additional drilling in 2025.
o
Gift Lake: We rig released our first Gift Lake well at the 13-33 Pad within the Gift Lake Metis Settlement area in December, successfully testing a second, lower Clearwater zone that establishes the lower Clearwater sand’s potential to add future well inventory and expand this play. In addition, Obsidian Energy brought the existing two (2.0 net) acquired wells at the 13-33 Pad back on production (producing from the upper zone). We are currently drilling the second exploration/appraisal well at the 4-15 Pad in the Gift Lake area to test the eastern extent of the field, which is expected on production in late January.
•
Nampa – In the fourth quarter of 2024, the Company resumed production at our Nampa 6-28 Pad, a winter access only exploration/appraisal well drilled in early 2024, with encouraging initial early oil rates. In late December 2024, we commenced drilling an offset well to this pad to further delineate our Nampa acreage.

Bluesky Formation

We rig released all remaining wells in our 2024 Bluesky formation program by the end of the year and have since brought online the three (3.0 net) remaining wells rig released in December.

•
Harmon Valley South (“HVS”) – In 2024, Obsidian Energy successfully tested new drilling and facility designs in our Bluesky HVS field, which provided production results at some pads at the top end of our expectations. In January, we began our 2025 development program in the area.
o
HVS 8-28 Pad: The two (2.0 net) wells drilled in our second half 2024 program on this four-well pad were placed on production by year-end. These wells followed-up two wells drilled in the first half of 2024, and produced at a gross average IP 30-day rate of 105 boe/d (78 percent oil) per well and an average IP 60-day rate of 129 boe/d (84 percent oil).
•
Walrus: Obsidian Energy has now drilled pads across our Walrus development field to determine the extent of the field and better understand reservoir complexity. New wells have provided mixed results with shallower declines, but higher water volumes and slightly lower IP rates than originally expected. The information gained through our 2024 program is being used to refine our 2025 development program for this field.
o
Walrus 15-01 Pad: Our first pad in the central portion of the field had the first two wells of four brought on production in late December with the remaining two wells brought on last week. Drilling encountered high quality reservoir on all four wells with two wells testing the “waffle” leg design, continuing our evaluation of this promising technique. Throughout January 2025, the wells are expected to undergo continued evaluation and optimization.
•
Cadotte – Offsetting existing strong producing pads, both pads drilled in the second half 2024 program at Cadotte were rig released and placed on production in December. Individual well clean up can be prolonged in the Cadotte area as oil viscosity and water saturation are typically higher than seen elsewhere in our Peace River asset, requiring additional water management prior to realizing stabilized oil rates. The results from these development wells will be used to further delineate and unlock future potential in the Cadotte area.
o
Cadotte 13-15 Pad: All three (3.0 net) wells were placed onstream late in the fourth quarter of 2024 and displayed longer than typical clean up periods. To manage facility constraints, Obsidian Energy staggered the start of this pad throughout the end of the year with two of the wells currently in the process of cleaning up. The first well on production reached a gross average IP 30-day rate of 172 boe/d (100 percent oil) before requiring a pump replacement in early January. The second well had a gross average IP 30-day rate of 30 boe/d (100 percent oil) and hit a peak rate of 251 boe/d (99 percent oil) in early January, and is presently producing in excess of 150 boe/d after approximately two months of production.
o
Cadotte 9-36 Pad: All three (3.0 net) wells were rig released by the end of December with one of the three wells currently on production. The remaining wells will be placed on production as the initial high gas rates on the pad begin to decline.

Light Oil ASSETS

We completed our second half 2024 light oil capital program with one drilling rig at Willesden Green, which then moved to Pembina to spud the first well in our 2025 capital program, offsetting successful pads from our 2024 program. An update to the remainder of our fourth quarter and initial 2025 activities to date is as follows:

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Pembina (Cardium): We completed our second half 2024 Pembina program with all planned wells rig released and on production by year end. The two (2.0 net) wells at the 12-19 Pad were placed on production and produced at a gross average IP 30-day rate of 343 boe/d (90 percent oil) per well. Production rates have continued to rise with current production of over 1,100 boe/d for the two well pad.
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Willesden Green (Belly River): Our initial delineation well targeting the Belly River formation at the 15-06 Pad was rig released in late December. Initial production from the well was encouraging, however sand production problems have necessitated a coil tubing intervention. We expect that the well will be returned to production during the second half of January.

SENIOR MANAGEMENT APPOINTMENT

Obsidian Energy is pleased to announce the appointment of Jay McGilvary as our new Vice President, Development. Jay has played a key role in the transition of Obsidian Energy, holding key technical leadership roles of increasing responsibility across the full Obsidian Energy portfolio. In this role, Jay will continue to lead the teams responsible for all aspects of our subsurface characterization and exploitation in addition to our drilling and completions operations.

HEDGING UPDATE

The following contracts were in place in December or are currently in place on a weighted average basis:

Oil Contracts

Type	Remaining Term	Volume (bbl/d)	Swap Price (C$/bbl)
WTI Swaps	January 2025	14,250	$100.46
WTI Swaps	February 2025	12,400	$103.23
WTI Swaps	March 2025	7,250	$106.23
WCS Differential	January – December 2025	6,000	($19.30)

AECO Natural Gas Contracts

Type	Remaining Term	Volume (mcf/d)	Swap Price (C$/mcf)
AECO Swap	December 2024	14,929	$3.74
AECO Swap	January – March 2025	14,929	$3.74
AECO Swap	April – October 2025	11,374	$2.24
AECO Collars	December 2024	4,976	$3.43 - $4.11
AECO Collars	January – March 2025	4,976	$3.43 - $4.11
AECO Collars	April – October 2025	1,896	$2.11 - $2.64

Electricity Contracts

Type	Remaining Term	Volume (MWh/d)	Swap Price (C$/MWh)
Power Swaps	December 2024	144 MWh/d	$92.83

ADDITIONAL READER ADVISORIES

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

TEST RESULTS AND INITIAL PRODUCTION RATES

Test results and initial production rates disclosed herein, particularly those short in duration, may not necessarily be indicative of long-term performance or of ultimate recovery. Readers are cautioned that short-term rates should not be relied upon as indicators of future performance of these wells and therefore should not be relied upon for investment or other purposes. A pressure transient analysis or well-test interpretation has not been carried out and thus certain of the test results provided herein should be considered preliminary until such analysis or interpretation has been completed.

DRILLING LOCATIONS

This news release discloses drilling locations or inventory. Unbooked drilling locations are internal estimates based on our prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves or resources.

Unbooked locations have been identified by management as an estimation of our multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that we will drill all unbooked locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves, resources or production. The drilling locations on which we actually drill wells will ultimately depend upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While certain of the unbooked drilling locations have been de-risked by drilling existing wells in relative close proximity to such unbooked drilling locations, other unbooked drilling locations are farther away from existing wells where management has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional oil and gas reserves or production.

ABBREVIATIONS

Oil		Natural Gas
bbl	barrel or barrels	AECO	Alberta benchmark price for natural gas
bbl/d	barrels per day	GJ	gigajoule
boe	barrel of oil equivalent	mcf	thousand cubic feet
boe/d	barrels of oil equivalent per day	mcf/d	thousand cubic feet per day
MSW	Mixed Sweet Blend	mmcf/d	million cubic feet per day
WTI	West Texas Intermediate
WCS	Western Canadian Select	Electricity
		MWh	Megawatt hour
API	American Petroleum institute	MWh/d	Megawatt hour per day

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our expected 2024 full year average production and associated increase to 2023; our expected 2024 fourth quarter production (based on preliminary estimates); our expectation of meeting our previous stated target 2026 production of 50,000 boe/d; our strategies for 2025 in relation to follow-up locations and further prove up of certain formations; our expected announcement date for the first half 2025 capital program and guidance; our expectations for development locations, production and onstream date for certain wells; our expectations for well evaluation and optimization; and our hedges.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of or acquire material producing properties or royalties or other interests therein other than stated herein (provided that, except where otherwise stated, the forward-looking statements contained herein do not assume the completion of any transaction); that regional and/or global health related events (such as the COVID-19 pandemic) will not have any adverse impact on energy demand and commodity prices in the future; global energy policies going forward, including the continued ability of members of OPEC, Russia and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs created as a result of the COVID-19 pandemic or otherwise, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; Obsidian Energy's views with respect to its financial condition and prospects, the stability of general economic and market conditions, currency exchange rates and interest rates, and our ability to comply with applicable terms and conditions under the Company’s debt agreements, the existence of alternative uses for Obsidian Energy's cash resources and compliance with applicable laws; our ability to execute our plans as described herein and in our other disclosure documents, including our three-year growth plan, and the impact that the successful execution of such plans will have on our Company and our stakeholders; future capital expenditure and decommissioning expenditure levels; future net operating costs and G&A costs; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in production due to low commodity prices or the further deterioration of commodity prices or inability to access our properties due to blockades or other activism; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events, wild fires, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to continue to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability (if necessary) to replace our syndicated bank facility and our ability (if necessary) to finance the repayment of our senior unsecured notes on maturity or pursuant to the terms of the underlying agreement; and our ability to add production and reserves through our development and exploitation activities.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions, or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: Obsidian Energy’s future capital requirements; general economic and market conditions; demand for Obsidian Energy’s products; and unforeseen legal or regulatory developments and other risk factors detailed from time to time in Obsidian Energy reports filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission; the possibility that we change our budget in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full (including our three-year growth plan), and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; the possibility that the Company is unable to complete one or more of the potential transactions being pursued, on favorable terms or at all; the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs implemented in connection regional and/or global health related events or otherwise, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events, and the responses of governments and the public to any pandemic, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that there is another significant decrease in the valuation of oil and natural gas companies and their securities and the decrease in confidence in the oil and natural gas industry generally whether caused by a resurgence of the COVID-19 pandemic, the worldwide transition towards less reliance on fossil fuels and/or other factors; the risk that the financial capacity of the Company's contractual counterparties is adversely affected and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior unsecured notes is not further extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew or refinance our credit facilities on acceptable terms or at all and/or finance the repayment of our senior unsecured notes when they mature on acceptable terms or at all and/or obtain new debt and/or equity financing to replace one or all of our credit facilities and senior unsecured notes; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our senior unsecured notes; the possibility that we are forced to shut-in production, whether due to commodity prices failing to rise or other factors; the risk that OPEC and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for crude oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; the risk that wars and other armed conflicts adversely affect world economies and the demand for oil and natural gas, including the ongoing war between Russian and Ukraine and/or hostilities in the Middle East; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months and hot during the spring and summer months, wild fires and flooding); the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company's ability to obtain financing on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments and consumers to public opinion and/or special interest groups. Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company's Annual Information Form (See "Risk Factors" and "Forward-Looking Statements" therein) which may be accessed through the SEDAR+ website (www.sedarplus.ca), EDGAR website (www.sec.gov) or Obsidian Energy's website. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American in the United States under the symbol "OBE".

All figures are in Canadian dollars unless otherwise stated.

contact

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com